FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2019

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other News

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian Stock exchanges.

Pursuant to Regulation 30 of the SEBI (Listing Obligations & Disclosure Requirements) Regulations, 2015 read with SEBI circular no. CIR/CFD/CMD/4/2015 dated September 9, 2015, we give the below disclosure with respect to the Bank’s divestment of entire 7.8% stake in Shree Benzophen Industries Limited.

a.	Name of the target entity, details in brief as size, turnover etc.	Shree Benzophen Industries Limited (Benzophen) Total income (FY2019): ₹ 14.7 million PAT (FY2019): ₹ 0.4 million
b.	Whether the transfer would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being transfered? If yes, nature of interest and details thereof and whether the same is done at “arms length”	This transaction does not constitute a related party transaction. ICICI Bank has no promoters. None of the group companies of ICICI Bank (including ICICI Bank) have any interest in Benzophen.
c.	industry to which the entity being transferred belongs	Benzophen is in the business of manufacturing and supplying construction chemicals, disinfectants, driers, plasticizer, super plasticizer, biocide, fungicide, etc.
d.	objects and effects of transfer (including but not limited to, disclosure of reasons for transfer of target entity, if its business is outside the main line of business of the listed entity)

In June 2018, BSE passed an order for compulsory delisting of Benzophen. Pursuant to the delisting order, the promoters of Benzophen were liable to acquire delisted equity shares from public shareholders at independent valuation.

The promoters of Benzophen offered to acquire 539,800 equity shares held by ICICI Bank aggregating to ₹ 0.9 million. The share transfer was confirmed on November 27, 2019. Pursuant to the said transfer, the shareholding of ICICI Bank in Benzophen is zero.

e.	Brief details of any governmental or regulatory approvals required for the transfer	No approvals required.
f.	Indicative time period for completion of the transfer	Transfer confirmed on November 27, 2019.
g.	Nature of consideration - whether cash consideration or share swap and details of the same	Cash consideration of ₹ 0.9 million.
h.	The price at which the shares are being transferred	₹ 1.75 per share as per independent valuation by BSE.
i.	Percentage of shareholding / control divested and / or number of shares transferred	Transfer of 539,800 equity shares (7.8% stake) to promoters of Benzophen.
j.	Brief background about the entity transferred in terms of products/line of business transferred, date of incorporation, history of last 3 years turnover, country in which the transferred entity has presence and any other significant information (in brief)

Benzophen was incorporated in 1992 and is in the business of manufacturing and supplying construction chemicals, disinfectants, driers, plasticizer, super plasticizer, biocide, fungicide, etc.

Total income (FY2019): ₹ 14.7 million

Total income (FY2018): ₹ 14.7 million
Total income (FY2017): ₹ 17.0 million

PAT (FY2019): ₹ 0.4 million

PAT (FY2018): ₹ 0.3 million

PAT (FY2017): ₹ 0.8 million

Country of presence: India

You are requested to please take the above on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	November 28, 2019	By:	/s/ Vivek Ranjan
			Name :	Vivek Ranjan
			Title :	Chief Manager